KE Holdings Inc.

Oriental Electronic Technology Building

No. 2 Chuangye Road, Haidian District

Beijing 1000086

People’s Republic of China

July 19, 2022

VIA EDGAR

Ms. Babette Cooper

Mr. Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KE Holdings Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 19, 2022

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed April 6, 2021

File No. 001-39436

Dear Ms. Cooper and Mr. Lee:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 11, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 19, 2022 (the “2021 Form 20-F”) and Form 20-F for the fiscal year ended December 31, 2020 filed with the Commission on April 6, 2021. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

Enforceability of Civil Liabilities, page 149

1.	We note your proposed disclosures related to our prior comment 10. Please further expand disclosures to discuss any potential costs involved in enforcing potential liabilities and judgments on your officers and directors located in China and Hong Kong, if material.

KE Holdings Inc.
July 19, 2022

The Company respectfully advises the Staff that it is impracticable to quantify the potential costs involved in enforcing potential liabilities and judgments on the officers and directors located in China and Hong Kong. As disclosed in the 2021 Form 20-F (quoted below), China does not have any treaties or other written form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the PRC courts will only review and determine the applicability of the reciprocity principle on a case-by-case basis. The PRC courts will not recognize and enforce a foreign judgement if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. The precedents of foreign judgments rendered by a court in the United States or in the Cayman Islands being recognized in the PRC courts are scarce. As a result, the monetary costs and time required to enforce potential foreign judgments in PRC courts are uncertain and immeasurable in general and could be material to a shareholder.

In response to the Staff’s comment, the Company respectfully proposes to further revise and include the following double-underlined disclosure in the referenced section in its future Form 20-F filings in addition to its previously proposed underlined disclosure, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“All of our officers and directors are located in China or Hong Kong, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. Our PRC legal counsel has advised us that there is uncertainty as to whether the courts of China would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

KE Holdings Inc.
July 19, 2022

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other written form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the PRC courts will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law. In addition to the aforesaid substantial uncertainties, the foreign shareholders seeking the enforcement of a foreign judgement in the PRC courts could incur substantial legal and other costs that may be material to the shareholders. Shareholders could potentially spend a considerable amount of time and other resources to go through the recognition and enforcement procedure, which may be a significant burden for the shareholders, but with no assurance of ultimate success.”

The Company also respectfully proposes to further revise and include the following double-underlined disclosure in the referenced risk factor in its future Form 20-F filings in addition to its previously proposed underlined disclosure, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“All of our officers and directors are located in China or Hong Kong, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other written forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the PRC courts will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. In addition to the aforesaid substantial uncertainties, the foreign shareholders seeking the enforcement of a foreign judgement in the PRC courts could incur substantial legal and other costs that may be material to the shareholders. Shareholders could potentially spend a considerable amount of time and other resources to go through the recognition and enforcement procedure, which may be a significant burden for the shareholders, but with no assurance of ultimate success.”

*                *               *

Very truly yours,

/s/ Tao Xu
Tao Xu
Chief Financial Officer

cc:	Yongdong Peng, Chairman of the Board of Directors and Chief Executive Officer, KE Holdings Inc.

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP